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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-22413

NOTIFICATION OF LATE FILING OF FORM 10-Q


         For Period Ended:             March 31, 1999
                                       --------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: UNIVEC, INC.

Former name if applicable: N/A

Address of principal executive office (Street and number)

22 Dubon Court

City, state and zip code:  Farmingdale, New York  11735

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   |  (a)     The reasons described in reasonable detail in Part III of this
      |          form could not be eliminated  without  unreasonable  effort or
      |          expense;
      |
|X|   |  (b)     The subject quarterly report on Form 10-QSB will be filed on
      |          or before the 5th calendar day following the prescribed due
      |          date; and
      |
      |  (c)     The  accountant's statement or other exhibit required by Rule
      |          12b-25 (c) has been attached if applicable.




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                                    PART III
                                    NARRATIVE

         The Registrant's principal accountant resigned on March 22, 1999, therefore the Registrant is unable to file its Form 10-QSB for the period ended March 31, 1999 within the prescribed time period without unreasonable efforts and expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                    Joel Schoenfeld              516              777-2000
                    ------------------------------------------------------------
                        (Name)                (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X|No

                  The Registrant has been unable to file its 10-KSB for the year ended December 31, 1998 for the same reasons as set forth above.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         The Registrant anticipates product sales for the quarter ended March 31, 1999, decreasing to approximately $349,000 from approximately $363,000 for the same quarter in 1998. The anticipated net loss attributable to common stockholders for the quarter ended March 31, 1999, of approximately ($490,000) compares with ($541,000) for the same quarter in 1998.

      UNIVEC, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 18, 1999                    By: /s/ Marla Manowitz
                                            ------------------------------
                                            Chief Financial Officer


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